Aquila Investment Management LLC
120 West 45th Street, Suite 3600
New York, NY  10036
212-697-6666






June 8, 2022




VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549


RE:	Hawaiian Tax-Free Trust
	Annual Report on Form N-CSR
	(33 Act No. 2-92583; 40 Act No. 811-04084)

Ladies and Gentlemen:

       On behalf of Hawaiian Tax-Free Trust, a Massachusetts business trust (the 'Trust'), we are hereby filing the March 31, 2022 Annual Report on Form N-CSR under the
Investment Company Act of 1940 and Sections 13 and 15(d) of the Securities Exchange Act of 1934.

	Please call the undersigned at (917) 209-5080 with any comments or questions relating to the filing.




Sincerely,

/s/ Randall S. Fillmore
-----------------------

Randall S. Fillmore
Chief Compliance Officer